UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MXenergy Holdings Inc.
Full Name of Registrant

Former Name if Applicable

595 Summer Street, Suite 300
Address of Principal Executive Office (Street and Number)

Stamford, CT 06901
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MXenergy Holdings Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 (the “Quarterly Report”) by the date hereof without unreasonable effort or expense as a result of its recently completed debt and equity restructuring and the resultant changes to the composition of its board of directors and audit committee.  As previously announced, on September 22, 2009, the Company completed a restructuring of substantially all of its debt and equity securities (the “Restructuring”).  Following the Restructuring, the Company’s board of directors has five newly appointed directors.  In order to enable the new directors and the audit committee sufficient time to review and approve the Company’s Quarterly Report as part of the Company’s disclosure controls and established procedures for filing required reports with the Securities and Exchange Commission, the Company requires additional time to file its Quarterly Report.  The Company expects to file the Quarterly Report no later than November 19, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peter Sorci	203	356-1318 (ext. 7665)
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

	A Form 8-K was not filed disclosing the resignation of the Company’s Chief Operating Officer on October 23, 2009. Such disclosure will be included in the Quarterly Report.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s consolidated statement of operations to be included in the Quarterly Report is expected to reflect a net loss before income taxes of approximately $10 million for the quarter ended September 30, 2009, as compared with net loss before income taxes of $104.6 million for the quarter ended September 30, 2008.  This change primarily resulted from the following activity:

•                 Volatility in natural gas and electricity commodity prices, which resulted in significant negative fair value adjustments to derivative instruments utilized as economic hedges during the quarter ended September 30, 2008.  Unrealized gains from risk management activities, which are non-cash items, are expected to be approximately $12 million for the quarter ended September 30, 2009, as compared with unrealized losses of $78.7 million for the quarter ended September 30, 2008.

•                 Realized losses from risk management activities, which represent cash settlements of the Company’s liabilities under derivative instruments utilized as economic hedges, are expected to increase to approximately $14 million for the quarter ended September 30, 2009, from $1.0 million for the quarter ended September 30, 2008.

•                 Interest expense (net of interest income) is expected to increase to approximately $13 million for the quarter ended September 30, 2009, as compared with $6.7 million or the quarter ended September 30, 2008.  Higher interest expense was primarily a result of: (i) incremental interest and fees associated with numerous amendments to the Company’s primary credit and hedge facilities during fiscal year 2009.  These facilities were subsequently replaced in the Restructuring; and (ii) accelerated amortization of deferred debt issue costs and original issue discount related to the Company’s Floating Rate Senior Notes due 2011 that were exchanged for 13.25% Senior Subordinated Secured Notes due 2014 in connection with the Restructuring.

These estimated results have not been examined or audited by the Company’s independent registered public accounting firm, and its independent registered public accounting firm has not provided any other form of assurance on these estimated results.  There can be no assurance that these estimated results will not differ from the financial information to be reflected in the Company’s financial statements for the quarter ended September 30, 2009, when finalized, or that these estimated results are indicative of the Company’s future performance.

MXenergy Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16, 2009	By:	/s/ Chaitu Parikh
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).